Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-00000) pertaining to the Federal Signal Corporation 2005 Executive Incentive Compensation Plan of our report dated March 9, 2005, except for Note E, as to which the date is March 15, 2005, with respect to the consolidated financial statements and schedule of Federal Signal Corporation included in its Annual Report (Form 10-K/A) for the year ended December 31, 2004, and our report dated March 9, 2005 with respect to Federal Signal Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Federal Signal Corporation filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois
July 29, 2005